

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Jeff Ciachurski
Chief Executive Officer
Greenbriar Capital Corp.
632 Foster Avenue
Coquitlam, British Columbia, Canada, V3J 2L7

> **Re:** **Greenbriar Capital Corp.**
> **Form 20FR-12G**
> **Exhibit No. 4.3**
> **Filed January 28, 2022**
> **File No. 000-56391**

Dear Mr. Ciachurski:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

     Sincerely,

     Division of Corporation Finance